DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/26/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos, Santa Monica Partners Opportunity Fund, L.P., Santa Monica Partners L.P., Santa Monica Partners II L.P., Lawrence J. Goldstein, Monarch Activist Partners L.P., James Chadwick, Sohail Malad, Nadel and Gussman Funds LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
987,791


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.58%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos, Bulldog Investors


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

494,122

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

494,122
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

494,122

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.29%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund, L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., Lawrence J.
Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

351,491

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

351,491
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

351,491

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.34%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Monarch Activist Partners L.P., James Chadwick, Sohail Malad,
Nadel and Gussman Funds LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
142,178


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

142,178
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

142,178

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..95%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.4 to the Schedule 13D filed on April 4, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
      The reporting persons have sent the attached letter (Exhibit
1) to the Issuer on December 18, 2006.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/9/06 there were 15,005,000 shares of NPSI outstanding as of 11/3/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 494,122 shares of NPSI. Power to dispose and vote securities resides solely with Mr. Goldstein or Mr. Dakos or jointly with both.

Santa Monica Partners, SMPII, SMPOF and accounts of Lawrence J.
Goldstein are beneficial owners of 351,491 shares of NPSI. Power to dispose and vote securities resides with Mr. Lawrence J.
Goldstein.

Monarch Activist Partners L.P. is the beneficial owner of 142,178 shares of NPSI. Power to dispose and vote securities resides with Mr. James Chadwick. NGCF is the beneficial owner of 2,942 shares of NPSI. Power to vote and dispose of securities resides with Chadwick Capital whose managing partner is Mr. James Chadwick.


c) During the past 60 days the following shares of NPSI were traded (unless already reported):

Bulldog Investors, Phillip Goldstein and Andrew Dakos:

Date		Transaction	Shares		Share Price

12/19/2006	buy		2,200		23.9409
12/20/2006	buy		1,200		23.33

Santa Monica Partners, SMPII and SMPOF and accounts of Lawrence
J. Goldstein:

Date		Transaction	Shares		Share Price

12/18/2006	buy		7,000		23.951428


Monarch Activist Partners L.P., NGCF

Date		Transaction	Shares		Share Price

12/18/2006	buy		5000		23.666



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/26/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: 	Andrew Dakos

By: /s/ Lawrence J. Goldstein
Name: 	Lawrence J. Goldstein

By: /s/ James Chadwick
Name: 	James Chadwick

By: /s/ Sohail Malad
Name: 	Sohail Malad


Exhibt 1.
Letter to the Corporate Secretary


[Bulldog Investors Letterhead]


Full Value Partners L.P.
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

December 18, 2006

N. William Barthlow
Corporate Secretary
North Pittsburgh Systems, Inc.
4008 Gibsonia Road
Gibsonia, Pa 15044-9311

Dear Mr. Barthlow:

As you know, Full Value Partners L.P. is a major shareholder of North Pittsburgh Systems, Inc. ("NPSI") and is a member of a group that is NPSI's largest shareholder. Please be advised that at the 2007 annual shareholder meeting Full Value Partners intends (1) to nominate two persons for election as directors and (2) to propose that the poison pill shall be waived for a cash offer for all shares of NPSI.
The purpose of the proposal is to remove an impediment to allowing shareholders to consider accepting such an offer.

Full Value Partners beneficially owns 204,060 shares of NPSI which are held in street name. i.e., the shares are registered in the name of Cede & Co.

The Nominees are:

Peter Saulnier (born 1961) 555 Spring Valley Road Morristown, NJ 07960. Mr. Saulnier is Managing Partner of Harding Capital LLC a financial advisory firm focused on emerging and middle market companies in technology, telecommunications, manufacturing and consumer products, which he founded in 1999. Mr. Saulnier was Senior Vice President and Chief Financial Officer of Country Road Communications, LLC ("Country Road") from 2000 to 2005.
Since its formation in 2000, Country Road has acquired and managed five ILECs in Maine, California, Massachusetts and West Virginia and started a CLEC and wholesale telecommunications business in Maine. From 1983 to 1999 Mr. Saulnier held positions in investment banking and mergers and acquisitions at several firms including Smith Barney, Bear Stearns and SG Cowen. Mr. Saulnier has a BA degree in Political Economy from Williams College and an MBA from Tuck School of Business at Dartmouth where he was elected an Edward Tuck Scholar.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite C04, Saddle Brook,
NJ 07663 - Mr. Dakos is a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity
Partners L.P., Opportunity Income Plus Fund L.P., and Full Value
Partners L.P. and President of Elmhurst Capital, Inc. an investment advisory firm. He has been a director of the Mexico Income and Equity Fund since 2001. He has also been a director of UVitec
Printing Ink, Inc, a privately held manufacturing company, since 2001.

Mr. Saulnier personally beneficially owns 500 shares of NPSI.
Mr. Dakos does not personally own any shares but, as noted above, is a principal of the general partners of Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. that beneficially own in aggregate 383,049 shares. Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Full Value Partners and any of the above nominees or any other person(s) in connection with the nominations.

The proposal is: "In the event a cash offer is made for all shares of NPSI, the poison pill shall be waived."

Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency. Finally, please advise us if you would like any other information. Thank you.

Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner